

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Lance E. D'Amico
Senior Vice President and General Counsel
UTi Worldwide Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

      Re: **UTi Worldwide Inc.**
                Form 10-K for the Fiscal Year Ended January 31, 2010
                Filed March 29, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed May 17, 2010
                File No. 000-31869

Dear Mr. D'Amico:

      We have completed our review of your filings and do not have any further comments at this time.

                                      Sincerely,

                                      Julie F. Rizzo
                                      Attorney-Advisor

cc (via fax):   Mr. Lance E. D'Amico
                    (562) 552-9532